Exhibit 99.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in Cenovus Energy Inc.’s Prospectus Supplement dated March 29, 2017 (the “Prospectus Supplement”) to the Short Form Base Shelf Prospectus dated February 24, 2016 (Form F-10 No. 333-209490) for the registration of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units and to the incorporation by reference therein of our report dated March 29, 2017, with respect to the statements of revenue, royalties and production costs of the Western Canadian Conventional Assets of ConocoPhillips included in the Prospectus Supplement filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

March 29, 2017